26th June 2007

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

SUPPL

We refer to the above and enclose herewith the Overseas Regulatory Announcement dated 14 June 2007 and 25 June 2007 respectively in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encl.
AC/kh

dew 7/10

New World Development Company Limited
(incorporated with limited liability in Hong Kong)
(stock code: 0017)

OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is issued pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Please refer to the attached notice released by Sherson Limited, a wholly-owned subsidiary of New World Development Company Limited, to Singapore Exchange Securities Trading Limited.

Hong Kong, 25 June 2007

As at the date hereof, (a) the executive directors of New World Development Company Limited (the "Company") are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing. Payson) and Mr. LEE Luen-Wai, John.

New World Development Company Limited
(incorporated with limited liability in Hong Kong)

NOTICE TO BONDHOLDERS OF NO ADJUSTMENT TO CONVERSION PRICE

Sherson Limited
(incorporated with limited liability in the British Virgin Islands)
HK$6,000,000,000
Zero Coupon Guaranteed Convertible Bonds due 2014
(subject to an option of up to an additional HK$1,000,000,000 in aggregate principal amount of Zero Coupon Guaranteed Convertible Bonds due 2014)
(the "Bonds")
Guaranteed by
New World Development Company Limited
(the "Company")

(ISIN: XS0301648738)

NOTICE IS HEREBY GIVEN that, with reference to the notice given to the Bondholders on 14 June 2007 ("Previous Notice"), Commerzbank AG, Hong Kong Branch, an independent investment bank, has been appointed to determine the fair market value ("Fair Market Value") of the portion of the right to the proposed grant of entitlements to shareholders of the Company to subscribe on an assured basis for shares of New World Department Store China Limited (as referred to in the Previous Notice) attributable to one ordinary share of the Company. The Fair Market Value as determined by Commerzbank AG, Hong Kong Branch is HK$0.000274. Based on the applicable adjustment formula provided in the terms and conditions of the Bonds, the adjusted Conversion Price is HK$26.7836 (rounded down to 4 decimal places). However, since the adjustment amount of HK$0.0004 (rounded down to 4 decimal places) is less than one per cent. of the current Conversion Price of HK$26.784, no adjustment shall be made to the Conversion Price according to the terms and conditions of the Bonds, but such adjustment amount shall be carried forward and taken into account in any subsequent adjustment.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 25 June 2007

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(stock code: 0017)

OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is issued pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Please refer to the attached notice released by Sherson Limited, a wholly-owned subsidiary of New World Development Company Limited, to Singapore Exchange Securities Trading Limited.

Hong Kong, 14 June 2007

As at the date hereof, (a) the executive directors of New World Development Company Limited (the "Company") are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David, Mr. LEUNG Chi-Kin, Stewart and Mr. CHENG Chi-Kong, Adrian; (b) the non-executive directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the independent non-executive directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John.

新世界發展有限公司
New World Development Company Limited

(incorporated with limited liability in Hong Kong)

(stock code: 0017)

NOTICE TO BONDHOLDERS OF POSSIBLE ADJUSTMENT OF CONVERSION PRICE

Sherson Limited

(incorporated with limited liability in the British Virgin Islands)

HK$6,000,000,000
Zero Coupon Guaranteed Convertible Bonds due 2014
(subject to an option of up to an additional HK$1,000,000,000 in aggregate principal amount of Zero Coupon Guaranteed Convertible Bonds due 2014)
(the "Bonds")
Guaranteed by
New World Development Company Limited
(the "Company")

(ISIN: XS0301648738)

NOTICE IS HEREBY GIVEN that the Conversion Price of the Bonds (currently HK$26.784 per ordinary share of the Company (the "Share")), at which the Bonds are convertible into Shares, may be adjusted pursuant to Condition 6(C)(5) of the terms and conditions of the Bonds set out in the Offering Memorandum dated 31 May 2007 as a result of the proposed grant of entitlements to shareholders of the Company whose names appear on the register of members of the Company as holding 182 Shares (or such other number of Shares as may be stated in the prospectus (the "Prospectus") to be issued by New World Department Store China Limited ("NWDS"), a subsidiary of the Company, in connection with its initial public offering) or more as of 5:00 p.m. on 22 June 2007 (other than shareholders of the Company (a) who are connected persons (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) of NWDS or (b) whose addresses on the register of members of the Company as of such time are outside Hong Kong) to subscribe on an assured basis for one ordinary share of NWDS for every whole multiple of 182 Shares (or such other number of Shares as may be stated in the Prospectus) at the final offer price of a share of NWDS in connection with its initial public offering (as stated in the announcement of the Company in Hong Kong dated 7 June 2007), which adjustment (if any) will become effective on 21 June 2007, being the first date on which the Shares are traded on an ex-entitlement basis.

An independent investment bank of international repute will be appointed in connection with the determination of any adjustment to the Conversion Price, and further notice will be given after an adjustment to the Conversion Price (if any) has been determined.

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

Hong Kong, 14 June 2007

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

28th June 2007

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith the Announcement for Separate Listing of New World Department Store China Limited on the main board of the Stock Exchange of Hong Kong Limited dated 27 June 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. Any prospective investors should read the Prospectus for detailed information about the proposed offer of securities mentioned in this announcement before deciding whether or not to invest in such securities. No application for the securities mentioned in this announcement should be made by any person nor would such application be accepted without completion of a formal application form or other application procedure that is to be issued with or in respect of the Prospectus.

In particular, this announcement is not an offer for securities for sale in Hong Kong, the United States or elsewhere. The securities discussed herein have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. The issuer does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States.

The information included in this announcement is subject to amendment and finalisation and approval of the Prospectus. Shareholders of, and prospective investors in, the securities of the Company should therefore exercise extreme caution in interpreting this information and when dealing in such securities.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(stock code: 0017)

SEPARATE LISTING OF NEW WORLD DEPARTMENT STORE CHINA LIMITED ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Reference is made to the Announcements in relation to the Proposed Spin-off.

The Company wishes to announce that:

(a) the Listing Date is expected to be Thursday, 12 July 2007; and

(b) the preliminary indicative Offer Price range per NWDS Share under the Global Offering is between HK$4.80 and HK$5.80 (excluding brokerage, the Stock Exchange trading fee and SFC transaction levy).

The Proposed Spin-off will be conditional on, among other things, the following:

(i) the Stock Exchange granting approval for the listing of, and permission to deal in, the NWDS Shares in issue and to be issued pursuant to the Global Offering (including the NWDS Shares to be issued upon the exercise of options that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange; and

(ii) the obligations of the Underwriters under the Underwriting Agreements entered and to be entered into among the Company, NWDS and the Underwriters in respect of the Global Offering becoming unconditional and the Underwriting Agreements not being terminated in accordance with their respective terms, on or before the dates and times to be specified therein.

Shareholders and potential investors should note that the Proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that the Listing Approval from the Listing Committee of the Stock Exchange will be granted or that the Underwriters' obligations under the Underwriting Agreements will become unconditional or that the Underwriting Agreements will not be terminated. Thus, there can be no assurance that such Proposed Spin-off will be proceeded with, and Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Reference is made to the Announcements in relation to the Proposed Spin-off.

PROPOSED SPIN-OFF

Introduction

The Listing Date is expected to be Thursday, 12 July 2007.

It is currently expected that the Proposed Spin-off will be conditional on, among other things, the following:

(i) the Stock Exchange granting approval for the listing of, and permission to deal in, the NWDS Shares in issue and to be issued pursuant to the Global Offering (including the NWDS Shares to be issued upon the exercise of options that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange; and

(ii) the obligations of the Underwriters under the Underwriting Agreements entered and to be entered into among the Company, NWDS and the Underwriters in respect of the Global Offering becoming unconditional and the Underwriting Agreements not being terminated in accordance with their respective terms, on or before the dates and times to be specified therein.

If any of these and other applicable conditions are not fulfilled or, save for condition precedent (i) above, waived prior to the dates and times to be specified, the Proposed Spin-off will lapse, and the Stock Exchange will be notified immediately and an announcement will be published by the Company and/or NWDS as soon as practicable following such lapse.

Set out below is the timetable of the Proposed Spin-off:

Hong Kong Public Offering opens	from Thursday, 28 June 2007 to 12:00 noon, Wednesday, 4 July 2007
Despatch of the blue application forms for the Preferential Offer together with an electronic copy of the Prospectus on CD-ROM to the Qualifying Shareholders	Thursday, 28 June 2007
Expected Offer Price determination date	Thursday, 5 July 2007
Listing Date	Thursday, 12 July 2007

All times above refer to Hong Kong local time. An announcement will be made after the Offer Price is determined.

Structure of the Proposed Spin-off

NWDS is currently a wholly-owned subsidiary of the Company and the Proposed Spin-off will be effected by way of the Global Offering of 406,300,000 NWDS Shares. The Global Offering will comprise the Hong Kong Public Offering and the International Placing. Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited have been appointed as the joint global coordinators, joint bookrunners and joint sponsors of the Global Offering.

NWDS intends to grant the Over-allotment Option exercisable by the Joint Global Coordinators, on behalf of the International Placing Underwriters, pursuant to which NWDS may be required to allot and issue up to an additional aggregate of 60,945,000 NWDS Shares (representing 15% of the NWDS Shares initially being offered under the Global Offering) to cover, amongst other things, over-allocations in the International Placing.

Assured entitlements to the Qualifying Shareholders to subscribe for NWDS Shares will be by way of preferred application under the Preferential Offer. As mentioned in the Company's announcement dated 7 June 2007, Qualifying Shareholders shall be entitled to subscribe on an assured basis at the Offer Price for one Reserved Share for every whole multiple of 182 existing Shares held by them as at 5:00 p.m. on Friday, 22 June 2007.

The NWDS Shares to be offered pursuant to the Global Offering will rank *pari passu* in all respects with other NWDS Shares then in issue.

How to obtain a printed copy of the Prospectus or a replacement blue application form

In order to apply for Reserved Shares under the Preferential Offer, Qualifying Shareholders will be required to complete a blue application form which will be despatched to Qualifying Shareholders together with a CD-ROM which contains, among other things, an electronic format of the Prospectus in both English and Chinese. The Prospectus will also be posted on the Stock Exchange's website at www.hkex.com.hk and NWDS' website at www.nwds.com.hk.

Fractional Shareholders and Overseas Shareholders will not be entitled to apply for any Reserved Shares. An electronic copy of the Prospectus in both Chinese and English on CD-ROM (without the blue application form) will be despatched to each Fractional Shareholder for information only. A printed copy of the Prospectus in both Chinese and

English (without the blue application form) will be despatched to each Overseas Shareholder (save and except the Overseas Shareholders whose addresses on the register of members of the Company at 5:00 p.m. on the Record Date were within the United States) for information only.

If Qualifying Shareholders and Fractional Shareholders do not have access to a personal computer and so are unable to view the electronic format of the Prospectus or would rather have a printed copy of the Prospectus, they can obtain a printed copy of the Prospectus from the NWDS's Hong Kong branch share registrar, Tricor Investor Services Limited (the "**Registrar**") at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong between 9:00 a.m. on Thursday, 28 June 2007 and 12:00 noon on Wednesday, 4 July 2007, during normal business hours. Qualifying Shareholders may obtain a replacement blue application form from the Registrar during the aforementioned period.

In addition, Qualifying Shareholders and Fractional Shareholders may also obtain copies of the Prospectus in printed form from any of the receiving bank branches listed in the Prospectus and in NWDS's formal notice in respect of the Hong Kong Public Offering and the Preferential Offer.

Should any Qualifying Shareholder requires a replacement blue application form and/or printed versions of the Prospectus to be delivered to his/her address as shown in the register of members of the Company, have any queries on the procedures for taking up Reserved Shares under the Preferential Offer or have any problem using the CD-ROM, the Registrar should be contacted at its hotline on (852) 2980 1333 during normal business hours from 9:00 a.m. on Thursday, 28 June 2007 to 12:00 noon on Wednesday, 4 July 2007. Please note, however, that the Registrar cannot advise on the merits of the Preferential Offer or on whether or not Qualifying Shareholders should take up any entitlement under the Preferential Offer. Fractional Shareholder(s) may also contact the Registrar's hotline during the aforementioned period should they require printed versions of the Prospectus to be delivered to them or have any problem using the CD-ROM.

LISTING RULES IMPLICATIONS

NWDS will remain a subsidiary of the Company immediately upon completion of the Proposed Spin-off. Pursuant to the Listing Rules and Practice Note 15 of the Listing Rules, the Proposed Spin-off will not require the approval of the Shareholders as NWDS is not a major subsidiary of the Company within the meaning of Rule 13.25(2) of the Listing Rules as each of the percentage ratios (as defined under Rule 14.07 of the Listing Rules) is below 5%.

INFORMATION ON THE COMPANY

The Company is principally engaged in investments in the areas of property, infrastructure, services, department store operation, hotel operation and telecommunications and technology.

Shareholders and potential investors should note that the Proposed Spin-off, which is subject to a number of conditions, may or may not proceed. In particular, there is no assurance that the Listing Approval from the Listing Committee of the Stock Exchange will be granted or that the Underwriters' obligations under the Underwriting Agreements will become unconditional or that the Underwriting Agreements will not be terminated. Thus, there can be no assurance that such Proposed Spin-off will be proceeded with, and Shareholders and other investors are reminded to exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off if and when appropriate in accordance with the Listing Rules.

DEFINITIONS

For the purposes of this announcement, capitalised items appearing herein shall, unless the context otherwise admits, have the meanings set out below:

"Announcements"	the announcements of the Company dated 5 March 2007 and 7 June 2007 in relation to, among other things, the Proposed Spin-off and the Global Offering
"Board"	board of Directors
"Company"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and which is currently the sole shareholder of NWDS as at the date of this announcement
"Directors"	directors of the Company
"Fractional Shareholders"	Shareholders, whose names appear on the register of members of the Company as holding less than 182 Shares (or such other number of Shares as will be stated in the Prospectus) as of 5:00 p.m. on the Record Date, other than the Overseas Shareholders
"Global Offering"	the initial public offering and placing of NWDS Shares, comprising the Hong Kong Public Offering and the International Placing
"HK$"	Hong Kong dollars and cents, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Public Offering"	the offering for subscription of NWDS Shares for cash at the Offer Price by way of a public offer in Hong Kong on and subject to the terms and conditions to be stated in the Prospectus and in the application forms relating thereto
"Hong Kong Underwriters"	the underwriters named in the Hong Kong Underwriting Agreement
"Hong Kong Underwriting Agreement"	the underwriting agreement dated 27 June 2007 relating to the Hong Kong Public Offering and entered into by, among others, the Company, NWDS, the Joint Global Coordinators and the Hong Kong Underwriters in respect of the Hong Kong Public Offering
"International Placing"	the placing of NWDS Shares with certain professional, institutional and other investors at the Offer Price pursuant to the Global Offering
"International Placing Underwriters"	the underwriters named in the International Placing Underwriting Agreement

"International Placing Underwriting Agreement"	the underwriting agreement expected to be entered into on or around 5 July 2007 by, among others, the Company, NWDS, the Joint Global Coordinators and the International Placing Underwriters in respect of the International Placing
"Joint Global Coordinators"	the joint global coordinators of the Global Offering, being Deutsche Bank AG, Hong Kong Branch and The Hongkong and Shanghai Banking Corporation Limited
"Listing"	the proposed listing of NWDS Shares on the Main Board of the Stock Exchange
"Listing Approval"	the approval by the Listing Committee of the Stock Exchange for the Proposed Spin-off and the listing of, and permission to deal in, the NWDS Shares in issue or to be issued under the Global Offering (including the NWDS Shares to be issued upon the exercise of option(s) that may be granted under the share option scheme(s) to be adopted by NWDS) on the Main Board of the Stock Exchange
"Listing Committee"	the listing committee of the Stock Exchange
"Listing Date"	the date on which the NWDS Shares are listed on the Main Board of the Stock Exchange
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Main Board"	the stock exchange (excluding the options market) operated by the Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market operated by the Stock Exchange
"NWDS"	New World Department Store China Limited, a company incorporated in the Cayman Islands with limited liability and a wholly-owned subsidiary of the Company as at the date of this announcement
"NWDS Share(s)"	the ordinary share(s) of NWDS with a nominal value of HK$0.10 each
"Offer Price"	the final offer price of each NWDS Share (exclusive of brokerage of 1%, Stock Exchange trading fee of 0.005% and SFC transaction levy of 0.004%) in the Global Offering
"Over-allotment Option"	the option to be granted by NWDS which is exercisable by the Joint Global Coordinators on behalf of the International Placing Underwriters within 30 days of the last day for the lodging of applications under the Hong Kong Public Offering and the Preferential Offer to require NWDS to allot and issue up to an additional aggregate of 60,945,000 NWDS Shares to cover, among other things, over-allocations in the International Placing
"Overseas Shareholders"	Shareholders, whose addresses on the register of members of the Company at 5:00 p.m. on the Record Date are outside Hong Kong
"PRC"	the People's Republic of China

"Preferential Offer"	the preferential offer of NWDS Shares to Qualifying Shareholders
"Proposed Spin-off"	the proposed spin-off of NWDS, comprising the Global Offering and the Listing
"Prospectus"	the prospectus expected to be dated 28 June 2007 issued by NWDS in connection with the Hong Kong Public Offering
"Qualifying Shareholders"	Shareholders, whose names appear on the register of members of the Company as holding 182 Shares (or such other number of Shares as will be stated in the Prospectus) or more as of 5:00 p.m. on the Record Date, other than the Overseas Shareholders
"Record Date"	22 June 2007, being the record date for ascertaining the Qualifying Shareholders who shall be entitled to assured entitlements
"Reserved Shares"	20,285,000 NWDS Shares, representing approximately 1.25% of the enlarged issued share capital of NWDS upon completion of the Global Offering (assuming that the Over-allotment Option is not exercised), being offered pursuant to the Preferential Offer
"SFC"	Securities and Futures Commission of Hong Kong
"Shareholders"	shareholders of the Company
"Share(s)"	the ordinary share(s) of the Company with a nominal value of HK$1.00 each
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Underwriters"	the Hong Kong Underwriters and the International Placing Underwriters
"Underwriting Agreements"	the Hong Kong Underwriting Agreement and the International Placing Underwriting Agreement
"%"	per cent.

By Order of the Board
New World Development Company Limited
Leung Chi-kin, Stewart
Company Secretary

Hong Kong, 27 June 2007

At the date hereof, the Board comprises:

Dato' Dr. Cheng Yu-tung, Dr. Cheng Kar-shun, Henry, Dr. Sin Wai-kin, David, Mr. Liang Chong-hou, David, Mr. Leung Chi-kin, Stewart, Mr. Cheng Chi-kong, Adrian, Mr. Cheng Yue-pui#, Mr. Cheng Kar-shing, Peter#, Mr. Chow Kwai-cheung#, Mr. Ho Hau-hay, Hamilton#, Mr. Liang Cheung-biu, Thomas#, Lord Sandberg, Michael, Mr. Yeung Ping-leung, Howard*, Dr. Cha Mou-sing, Payson* (alternate director to Dr. Cha Mou-sing, Payson: Mr. Cha Mou-zing, Victor) and Mr. Lee Luen-wai, John**

\# *non-executive Directors*
* *independent non-executive Directors*

END